

INVEST IN **MAKING FUN**

Veteran PC & mobile developer and publisher creating two next-gen action RPG games

LEAD INVESTOR



David Klein Experienced Sales Leader, Business Consultant, and Investor

The video game industry offers a distinctive opportunity: it's a substantial, established content market that isn't monopolized by a select few firms. On the contrary, every year we see an emerging company skyrocket to prominence due to the success of a single game. It's in this context that I'm thrilled to invest in Making Fun, recognizing potential indicators of them becoming the next big sensation. Making Fun previously brushed with excellence through their original game, Eternium. They boast a robust brand and a vast consumer base, which they can utilize with two upcoming sequels slated for release in the forthcoming year. Led by a founder and CEO who has a track record of innovative and successful games over the past twenty-five years, the team is performing admirably. A significant level of success seems predestined, accompanied by a reasonable chance of achieving massive popularity.

Invested $10,000 this round

makingfun.com Oakland CA

Highlights

1. Eternium: 37mm downloads, 7mm email subscribers, 4.8 star rating, $20mm lifetime revenue
2. Experienced global team, $100K/mo. revenue, high output with low cash burn
3. Rebuilding Eternium: more characters & story, new engine w/ better graphics, mobile & PC launch 2024
4. Project Artemis next-gen action RPG: co-op multiplayer, Unreal Engine 5, mobile & PC launch 2024
5. Significant progress: New games are playable and FUN, past risk points in development
6. Perfect time to invest: Products launch in 12 months; raising funds for completion & marketing

---

Our Team



John Welch CEO

Created games played by hundreds of millions of people starting with the first premium downloads on the internet at Shockwave.com in 2001, then Diner Dash at PlayFirst in 2004, then Hidden Express and Eternium at Making Fun.



Alissa Welch President



Did big data before that was a thing, now jack-of-all-trades at Making Fun: running Finance/HR/ Legal/Marketing, managing several projects, analyzing game data and coding websites.



Josh Quick Head of Games

CEO/Co-Founder Qunify Games: grew to 17 employees + 2 titles, acquired by Making Fun in 2014. Previously CEO/Co-Founder EQ3 Nor Cal: multi-million $$ retail lifestyle store from $50K investment to multi-store franchise w/ 50+ employees, sold in 2008.



Mauricio Alvarez Head of Art

Art leader w/ 10+ years maintaining and creating IPs in variety of aesthetics. Directed highly-skilled teams creating animations, illustrations, 3D models, guidelines for UI-UX, and development of Unity packages to improve the game creation process.



Pablo Marcilio Head of Engineering

Full stack since IE6 was a thing, mobile before iPad, implemented part of the systems to deliver IPv6 to the internet's backbone, created SpO2 meter for a low-cost neonatal incubator. Designed and manages Making Fun's core backend systems.



Sid Kapur Graphics Technology Architect

20+ years video game software leadership. Expert: Unity, Unreal, creating 3D engines. Sr Engineer on graphics & 3D engine teams, Overwatch (Blizzard). Graphics Lead, Tiger Woods PGA Tour (Electronic Arts). Manager, Lumberyard Graphics Engineering (Amazon)

Making Fun Pitch Deck




Making Fun
Veteran game studio seeks financing to massively scale hit action role-playing game (RPG) franchise, *Eternium*, with 2 next-gen RPG titles.
ETERNIUM

Overview

- **Video games are a massive market.**
  - Projected at $221 billion in 2023
    6.52% CAGR → $285 billion by 2027 (link)
  - 57+ mobile titles earned > $1+ billion in last decade (link)
  - Fortnite launched mid-2017, made $5.1+ billion in 2020
    Epic (maker of Fortnite) valued at $32 billion in 2022 (link)
- **Exits are numerous and frequent.**
  - $34.5 billion in video game M&As across 309 closed deals in 2021 (link) (link)
  - Ex: Embracer paid $1.3 billion (10X+ revenue) for Gearbox Software. (link)
- **Our goal is a 50-100X ROI to investors with a $1+ billion exit.**
  - ***Eternium* players spent > $21 million in the game**
  - **More features + better graphics + multiplayer → more $$$**
  - Only 4% of Fortnite revenue @ 5X revenue multiple → $1 billion exit

Forward-looking projections cannot be guaranteed

Making Fun

A history of innovation and demonstrated capabilities

Veteran Gaming Company

- Founded in 2009, self-funded
- Experienced leadership team
  - Headquarters in SF Bay Area, USA
- Most of team collaborating 10+ years
  - Development in cost-effective territories
- Robust tech platform supporting:

CEO with track record of success in video games

- Co-led creation of first console multiplayer gaming network in U.S. (@ SEGA)
- Launched world's first premium online games (@ web entertainment pioneer Shockwave.com)
- *Diner Dash* played by 100's of millions of people (@ previously co-founded company, PlayFirst)

- Accounts
- Web-based purchasing
- Email campaign management
- Events & Seasons
- Friends (social graph)
- Leaderboards

- *Hidden Express* peaked at 300,000 daily players (@ Making Fun, title still profitable today)
- Leveraging 2 decades of relationships for key partnerships.


ETERNIUM
Video: https://youtu.be/frsaDy9GxpY

One of the best mobile games. Ever.

- Beautifully crafted action RPG live on Phones, Tablets, PC
- Tap-to-move, swipe-to-cast controls are unique, effortless
- Coveted Editor's Choice award on Google Play

🚀 $21+ million lifetime revenue *
✯ 37 million downloads
✯ 22 million ratings
✯ 2.5+ million reviews
✯ 4.8+ stars on app stores
❇ 7.5mm registered player emails
❇ 32K daily players
❇ 6K organic installs per day
❇ 20 languages

* Eternium net revenue to Making Fun is > $17 million net of app store fees.


Google Play
best RPG
Apps & games
Device
Eternium
Making Fun
4.8★
Questland: Turn Based RPG
Gamesture sp. z o.o.
RAID: Shadow Legends
Plarium Global Ltd
4.6★
Diablo Immortal
Blizzard Entertainment, Inc.
4.6★

6,000 free installs per day from strong organic search

- Search for "best RPG" on the Google Play Store
- *Eternium* is the **top** result on PC
- *Eternium* is the **top organic** (non-paid) result on mobile

Creating 2 New Action RPGs

Scale player reach & revenue by leveraging *Eternium's* proven brand & play style in 2 new action RPGs.

- *Eternium* had incredible success for a single-player game on an orphaned game engine ("Marmalade").
- The gameplay of *Eternium* is among the best ever created on mobile; copying it provides an immense competitive advantage for the new titles.
- $1mm new funding to complete development of both titles; spend additional $$$ on customer acquisition.
- Next-generation graphics and multiplayer features on modern engines means each new RPG has the opportunity to 100X *Eternium's* success.
- Revenue will spike with new content & features marketed to 7.5 million player emails.



Game #1: *Eternium 2*

The world is hungry for more!

- Started as a re-implementation of *Eternium*
- Big additions to reactivate lapsed players:
  - More story: finally face Ragadam!
  - More playable characters
  - More companions & pets
  - More levels, more enemies
  - More event types
  - Modernized art, FX & user interface
- Developed by Making Fun's dev studio in United States + South America
- Built on market-leading game engine, Unity
- Global launch on mobile phones + tablets + PC + Mac in 2024 (closed alpha in Fall 2023)
  - See the Eternium Forum for development updates with video of gameplay
- Tech is console-ready for future expansion, including gamepad controls at launch



Game #2: "Artemis"

Creating the most fun action RPG ever!

- New brand set in vast medieval steampunk fantasy world
- Extends *Eternium's* award-winning gameplay
  - Co-op **multiplayer**
  - Blend abilities by adding a secondary character class
  - Exciting future scope w/ territory, guilds
- From Dream Primer, the makers of *Eternium*, who are the **world's best** small-team RPG game developers



world's best small-team RPG game developers

- 2024 global launch on mobile phones, tablets, PC, Mac
  - Now taking sign-ups for the Fall 2023 closed alpha
- Console-ready
  - Unreal Engine 5, the platform behind AAA games and blockbuster Hollywood feature films
  - Super fun to battle w/ gamepads on big screens
- See Eternium Forum for development updates and videos

Investment Thesis for High-Multiple Exit *

Our goal is to 100X *Eternium's* revenue to set up a billion-dollar exit.

- With *Eternium,* we are starting from an incredibly strong base.
  - Gameplay is among the best ever created on mobile, also strong on PC.
  - Monetization was solid for a single player game.
  - Quality and financial performance created strong organic reach with little paid marketing.
- However, *Eternium* also had significant limitations resulting from its orphaned game engine
  - Difficulty adding features → slow evolution & no multiplayer
  - This limited *Eternium's* monetization and retention potential, resulting in constant churn.
- Removing the game engine roadblock unlocks massive potential
  - Unity & Unreal engines built for rapid content and feature deployment including multiplayer
  - Players who ***see*** each other in multiplayer care about how they ***look*** and spend more. Ex: *Fortnite's* massive spending is primarily driven by players' desire to obtain "skins", cosmetic outfits that do not affect gameplay, only the player's appearance.
- Higher retention and monetization → higher CLV → ROI+ acquisition at scale
- Quickly scaling users & revenue attracts growth capital on friendly terms and, ultimately, suitors.

* Forward-looking projections cannot be guaranteed

KPI & Financial Actuals (2022) & Projections (2023+) *

	2022	2023 (est.)	2024 (est.)	2025 (est.)	2026 (est.)	2027 (est.)
DAU	41,200	37,756	147,643	318,393	548,347	824,892
ARPDAU (avg $ per DAU)	$ 0.094	$ 0.102	$ 0.137	$ 0.212	$ 0.274	$ 0.328
Daily Revenue	$ 3,878	$ 3,839	$ 20,274	$ 67,522	$ 150,256	$ 270,204
People (FTE)	30	33	41	53	58	62
Revenue	$ 2,000,506	$ 2,534,147	$ 4,212,834	$ 16,913,502	$ 44,133,728	$ 80,098,476
COGS	$ 239,565	$ 10,000	$ 132,204	$ 1,845,662	$ 9,048,454	$ 17,312,621
Gross Profit	$ 1,760,941	$ 2,524,147	$ 4,080,630	$ 15,067,840	$ 35,085,273	$ 62,785,855
Operating Expenses	$ (2,411,934)	$ (2,796,982)	$ (4,716,984)	$ (7,708,990)	$ (17,364,102)	$ (27,785,495)
Net Income	$ (650,993)	$ (272,836)	$ (636,354)	$ 7,358,849	$ 17,721,171	$ 35,000,361

* Forward-looking projections cannot be guaranteed

Experienced Management Team



John Welch
Founder, CEO

- First PM, SEGA Dreamcast Network
- Head of Games, Shockwave
- Founder/CEO, PlayFirst (*Diner Dash* played by 100's of millions)
- Long-time Game Developers' Conf. speaker & advisor

Alissa Welch
President

- 12 years software and database dev followed by 16 years business and data analysis
- 3 years as President at Making Fun
- Playtested every game designed by Shockwave, PlayFirst, and Making Fun

Josh Quick
Head of Games

- Co-founder & CEO, EQ3
- Founder & CEO, Qunify Games
- Designed and launched PC/Mobile games w/ 10+ million downloads including *Runestrike* & *CLASH: Rise of Heroes*
- Loves playing games with his kids

Pablo Marcilio
Head of Engineering

- 15+ years in software development
- Designed, built, and maintained mission critical systems
- Gamer since Commodore 64, now playing co-op with his kids

Mauricio Alvarez
Head of Art

- 10+ years as video game artist
- Experience as Art Lead of high-skilled teams as well as an Art Manager in cross-company areas and squads.
- Art lead of Platform team at Etermax
- Loves creating worlds and stories with his son

Sid Kapur
3D Graphics Architect

- 20+ years as video game software eng & mgr
- Expert w/ Unity, Unreal, creating 3D engines
- *Overwatch* @ Blizzard
- *Tiger Woods PGA Tour* @ Electronic Arts
- Managed Lumberyard graphics engineering team @ Amazon

Talented Global Development Team



Adrian
Head of Engineering
Studio co-founder
Marius
Head of Art
Studio co-founder
Joseph
Production
Greg
Sound Design
Travis
Player Support
Timea
Artist
Cristina
Artist
Costin
Design
George
Level Design
Stefan
Design
Patrice
Developer
Irina
Engineer
Radu
Engineer
Ionel
Engineer
Gabriel
Admin
Diego R.
Engineer
Matias
Engineer
Diego C.
Engineer
Nico
Engineer
Daniel
Production
Ismael
Engineer
Enzo
Artist
Rodrigo
Artist
Marina
Creative
Making Fun studio in North & South America
Dream Primer studio in Romania, Making Fun's loyal partner for 10+ years

What Matters

Players Matter

- Amplifying player voice is big opportunity. Community has long been our passion at Making Fun.
- We nurture player relationships and reward players for bringing their friends into our games.

Quality Matters

- Progression and reward meta-structure are critical. Grinding and pay-to-win are not fun.
- **We make fun. It is literally our name. Eternium has 4.8+ stars because we got this balance right.**

Multiplayer Matters

- Connecting people in real-time social gameplay has a multiplicative effect on retention and spending.
- KPI boost from multiplayer features enables ROI-positive marketing at large scale.

Cross-platform Matters

- Mobile & web for extensive reach. PC, Mac, console for immersion and truly appreciating the art.

Credibility Matters

- **Together 14 years, players and investors can trust that we will execute on our promises.**

Summary

- Experienced global studio seeks capital via investor-friendly SAFE
- $221 billion market friendly to startups abundant with 5X+ revenue multiple exits
- Adding content + multiplayer features to proven hit, *Eternium*
- Large installed base, steady revenue, key partnerships, experienced team, fast time to market, low-cost development, attractive valuation caps
- "Downside" scenario is several-X return; upside is 50-100X return *

Forward-looking projections cannot be guaranteed



Thank you!

john@makingfun.com